FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  26 May, 2004





                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)





           Baltimore Technologies plc, Innovation House, Mark Road
                 Hemel Hempstead, Herts, HP2 7DN, United Kingdom
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.


                  Form 20-F _____X_____    Form 40-F _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.


                         Yes _________    No _____X_____


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).



                                  EXHIBIT INDEX


Press Release regarding Disposal 26 May, 2004





            Disposal of Baltimore Technologies Investments Limited

London, UK - 26 May 2004: Baltimore Technologies plc (BLM) announces the sale of part of its realised but unrecognised deferred tax assets through the disposal of the entire issued share capital of Baltimore Technologies Investments Limited ("BTIL").

As part of the orderly asset realisation process which has continued since May 2003, the Board has been evaluating the potential to crystallise value from the unrecognised assets represented by the Group's capital and trading losses. As a result of this process, Baltimore today announces the sale of some
GBP99.0 million of realised but unrecognised deferred tax assets through the disposal of BTIL.

BTIL is a non-trading subsidiary of Baltimore Technologies plc and has been sold, on 26 May 2004, for a consideration of GBP2.0 million paid in cash on completion. The net asset value of BTIL and the profits attributable thereto at the date of sale were zero.

Completion of the transaction resulted in an increase in the cash resources of Baltimore Technologies plc of GBP2.0 million (before expenses). The net proceeds from the sale will be used for working capital purposes.

Baltimore's Capital and Trading Losses Position

The unrecognised tax assets relating to Baltimore's capital and trading losses are subject to numerous uncertainties and the Board believes it may never be possible to predict to what extent, if at all, they may be monetised or utilised.

Realised, unrecognised capital losses

Realised, unrecognised capital losses are those that have crystallised for capital gains purposes because of an asset sale (or other deemed disposal under the capital gains legislation) but are only recorded in the Group's accounts by way of a note. As disclosed in the Annual Report and Form 20F for the year ended 31 December 2003, the Group has a realised but unrecognised deferred tax asset of GBP145.2 million, relating to realised capital losses of some
GBP484.0 million. These relate to the disposal of various businesses, notably Content Technologies Holdings Limited and, in accordance with UK Accounting Standards, the relevant deferred tax asset was not included on the Group's balance sheet (this information is set out in note 19, page 76, of the 2003 Annual Report). GBP99.0 million of this GBP145.2 million unrecognised deferred tax asset has been sold for GBP2.0 million leaving further realised, unrecognised deferred tax assets of GBP46.2 million.

Unrealised, unrecognised capital losses

Unrealised, unrecognised capital losses are inherent capital losses that have not yet been crystallised for tax purposes. Not all unrealised capital losses may be allowable losses if crystallised currently because of the operation of the legislation that provides a tax exemption for disposals of substantial shareholdings in trading companies. Under that legislation, as currently enacted, such losses may become allowable if crystallised at some future time. At 31 December 2003, the Directors estimate that the Group had unrealised and unrecognised capital losses amounting to GBP1.2 billion. These losses would not ordinarily become available to the Group until approximately December 2005.

Unrecognised trading losses

The Group has substantial unrecognised trading losses. However, in view of the cessation of the Group's businesses, the Directors consider these losses to be of little value.

                                     - ENDS -

About Baltimore Technologies

Following the completion of the disposal of Baltimore Technologies' core PKI business on 2 December 2003, the continuing Group's assets consist primarily of cash.

www.baltimore.com

For further information
Smithfield     +44 (0) 20 7360 4900
Andrew Hey
Nick Bastin

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                Baltimore Technologies plc





                By:

                Name:       Alfredo Goyanes
                Title:      Company Secretary




Date: 26 May, 2004